EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Thousands)

	Six Months Ended June 30,			Year Ended December 31,
	Proforma 2004	2004	2003	Proforma 2003	2003	2002	2001	2000	1999
Net Income	$25,594	$29,291	$29,827	$31,700	$59,411	$26,237	$53,171	$28,749	$19,105
Cumulative effect of accounting change	—	—	(12,324)	—	(12,324)	—	1,522	—	—
Provision for Income taxes	16,226	18,649	12,037	22,674	33,452	16,732	34,388	16,765	5,332
Fixed charges (see below)	28,578	18,623	11,241	73,038	27,618	21,994	20,707	19,806	18,588
Interest capitalized	(6,978)	(2,799)	(856)	(13,695)	(3,232)	(2,387)	(3,145)	(3,818)	(3,592)

Total adjusted earnings available for payment of fixed charges	$63,420	$63,764	$39,925	$113,717	$104,925	$62,576	$106,643	$61,502	$39,433

Ratio of earnings to fixed charges	2.2	3.4	3.6	1.6	3.8	2.8	5.2	3.1	2.1

Fixed Charges
Interest expense	$20,713	$15,537	$10,194	$57,096	$23,778	$19,377	$17,411	$15,885	$14,912
Interest capitalized	6,978	2,799	856	13,695	3,232	2,387	3,145	3,818	3,592
Rental expense representative of interest factor	887	287	191	2,247	608	230	151	103	84

Total fixed charges	$28,578	$18,623	$11,241	$73,038	$27,618	$21,994	$20,707	$19,806	$18,588